

November 29, 2022

Pablo Brizzio
Chief Financial Officer
Ternium S.A.
26 Boulevard Royal – 4th floor
L-2449 Luxembourg

      Re: Ternium S.A.
          Form 20-F for the Year Ended December 31, 2021
          Form 6-K furnished April 27, 2022
          Response Dated November 2, 2022
          File No. 1-32734

Dear Pablo Brizzio:

      We have reviewed your November 2, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 2, 2022 letter.

Response letter dated November 2, 2022

Note 4. Segment Information, page F-40

1.   We note from your response to comment 3 that your CODM reviews the Commercial and Industrial Performance Report on a monthly basis, which includes financial information or Mexico, the Southern Region, Brazil and Other Markets business units. We continue to have concerns about your identification of your operating segments. Tell us in detail why these business units do not meet the operating segment characteristics described in IFRS 8 paragraph 5. Specifically address in your response how you considered whether this business unit financial information represents operating results that are regularly reviewed by your CODM to make decisions about resources to be allocated to each business unit and assess its performance.

2.   We note your response to our comment number 1. You state "upon further reflection and discussions with the Staff, the Company believes that it is more appropriate to state that the Company only has two operating segments—Mining and Steel, and that its regional operations do not qualify as operating segments under IFRS 8." Expand your response to walk us through the material factors you considered in this apparent change to your identified operating segments. As part of your response, tell us why the previous disclosure differs from your current view. We further note the staff did not provide guidance on what would constitute the appropriate operating segments, based on your facts and circumstances, during our discussions.

3.   We note from your proposed revisions to your segment footnote on page 2 of your response, that the CEO holds monthly meetings in which operating and financial performance information is reviewed, including financial information that differs from IFRS (with certain differences listed). However, the table below this narrative in your response appears to be consistent with the IFRS financial statements for the totals presented. Resolve this inconsistency for us.

4.   We note the organization chart provided in your response to our comment number 2. As previously requested, identify and describe the role of each of your segment managers. Refer to IFRS 8 paragraph 9. Also, explain to us the role of the Global Planning Direction and how that position may interact with the Area Managers

5.   In your response to comment number 2 you state "The CODM evaluates the operations and performance of the Steel business as a whole, using operating income as the key performance measure. In addition, decision-making is carried out with respect to Ternium's Steel business in all markets in the aggregate." Provide us more detail as to how the CODM allocates resources to the business and assesses its performance, including the nature of decisions made by the CODM as they relate to any of the geographic regions. Also, as previously requested, identify for us the key operating decisions necessary to run the business and identify for us who makes those decisions.

6.   In the same response, you describe the budget, which is prepared by the Global Planning Direction and presented to the CEO. The CEO meets with those responsible for each department/direction and makes "observations, determines any required amendments" prior to approval. To help us better understand your response, identify the individuals involved at each level of the budget process from the beginning to final approval, and the nature of their involvement.   As part of your response, explain the role of the Area Managers and Global Planning Direction in budgeting, and how budgets for sales and costs of each region are developed.

7.   We note your response to comment #2 relating to compensation. Clearly indicate if any of the Area Managers or segment manager's compensation is based on financial metrics calculated below a consolidated level, and if so, what those metrics are.

8.   In your response to comment 3, you identified the Steel profit center regional detailed table as one of the two main schedules of the Commercial and Industrial Performance

Report. Explain to us the purpose of this schedule and how each of the Business Units' commercial results and Production Units' results are used by the CODM, including the use of any budget to actual information. Also expand further on your statement that this table does not have a unit of measurement for purposes of allocating resources and evaluating performance.

9. We further note you disclose that the "CODM receives from time to time a variety of financial and non-financial reports and reviews certain information by geographic region to assess the industrial and commercial performance in the different areas." Explain to us the nature of the information included in these reports, if different from that included in the response, the frequency with which they are received, and explain to us how these reports are used to assess performance but are not used to determine how to allocate resources.

10. We note your response that the Steel profit center regional detailed table includes only sales to external customers for the geographic regions in the Steel segment. Explain why this table does not include intercompany transaction. Additionally, tell us if any intercompany sales information is provided to the CODM and if so tell us how he uses that information.

You may contact Charles Eastman at (202) 551-3794 or Claire Erlanger at (202) 551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing